HAND & HAND
35625 Beach Road
Capistrano Beach, California 92624
(949) 489 2400
fax (949) 489 0034


Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      MPM Technologies, Inc.
                  File No. 333-69351

Ladies and Gentlemen:

         On behalf of the issuer we respectfully request that the above captioned Registration Statement on Form S-3 be withdrawn.




Jehu Hand